Exhibit 99.2

WESTPORT INNOVATIONS INC.

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class Holder Account Number

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Form of Proxy — Annual and Special Meeting of Shareholders to be held on July 16, 2009
This Form of Proxy is solicited by and on behalf of Management.
Notes to proxy

1.	Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.	If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.

3.	This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.	The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.	The securities represented by this proxy will be voted in favour of, withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.	This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.	Fold

8.	This proxy should be read in conjunction with the accompanying documentation provided by Management.
Proxies submitted must be received by 2:00 pm, Pacific Time, on July 14, 2009.
VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

• Call the number listed BELOW from a touch tone telephone. 1-866-732-VOTE (8683) Toll Free	• Go to the following web site: www.investorvote.com	• You can enroll to receive future securityholder communications electronically, by visiting www.computershare.com - click “Enroll for e-delivery” under the Shareholder Services menu.
If you vote by telephone or the Internet, DO NOT mail back this proxy.
Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.
To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER	HOLDER ACCOUNT NUMBER	ACCESS NUMBER

Appointment of Proxyholder

I/We, being holder(s) of common shares of Westport Innovations Inc. hereby appoint(s): David R. Demers, Chief Executive Officer or failing him W. Chipman Johnston, Corporate Secretary,

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting of shareholders of Westport Innovations Inc. (the "Corporation") to be held at the Pan Pacific Hotel, 999 Canada Place, Vancouver, British Columbia on Thursday, July 16, 2009 at 2:00 p.m. (Pacific time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY **HIGHLIGHTED TEXT** OVER THE BOXES.

1. Election of Directors

	For	Withhold
01. John A. Beaulieu	☐	☐
02. Warren J. Baker	☐	☐
03. Henry F. Bauermeister Jr.	☐	☐
04. M.A. (Jill) Bodkin	☐	☐
05. David R. Demers	☐	☐
06. J. Michael Gallagher	☐	☐
07. Dezso J. Horváth	☐	☐
08. Sarah Liao Sau Tung	☐	☐
09. Andrew J. Littlefair	☐	☐
10. Albert Maringer	☐	☐

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For Withhold

2. Appointment of Auditors

Appointment of KPMG LLP as Auditors of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration. ☐ ☐

For Against

3. Stock Option Plan Amendment #1

To approve amendments to the stock option plan of the Corporation as fully described in the Corporation's accompanying Information Circular, dated June 3, 2009 (the "Information Circular") and attached thereto as Schedule "B". ☐ ☐

For Against

4. Stock Option Plan Amendment #2

To approve an amendment to the Corporation's stock option plan to change the maximum number of shares issuable pursuant to options granted under the stock option plan, from a maximum fixed number to a rolling amount equal to 3.72% of the issued and outstanding shares of the Corporation, as more fully described in the accompanying Information Circular. ☐ ☐

For Against

5. Stock Option Plan Amendment #3

To approve an amendment to the Corporation's stock option plan, effective upon the exercise of 586,132 vested units outstanding under the Corporation's Performance Share Unit Plan, to increase the maximum number of shares issuable pursuant to options granted under the stock option plan to an amount equal to 5% of the issued and outstanding common shares of the Corporation on a rolling basis, as more fully described in the accompanying Information Circular. ☐ ☐

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For Against

6. Share Unit Plan Amendment

To approve amendments to the Corporation's Performance Share Unit Plan as more fully described in the accompanying Information Circular and attached thereto as Schedule "C". ☐ ☐

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.

Signature(s)

Date

DD / MM / YY

Interim Financial Statements - Mark this box if you would like to receive interim financial statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements - Mark this box if you would NOT like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at **www.computershare.com/mailinglist**.

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